						Exhibit 12

INGERSOLL-RAND COMPANY LIMITED
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Millions)

		Years Ended December 31,

		2003	2002	2001	2000	1999
Fixed charges:
	Interest expense	$176.5	$230.3	$249.7	$251.7	$182.5
	Amortization of debt discount and expense	2.9	7.3	7.4	6.1	6.7
	Rentals (one-third of rentals)	26.0	27.3	33.6	25.6	22.8
	Capitalized interest	3.1	2.8	3.2	3.6	3.0
	Equity-linked security charges	0.0	0.0	8.3	25.6	25.6

Total fixed charges		$208.5	$267.7	$302.2	$312.6	$240.6

Earnings from continuing operations before cumulative
effect of change in accounting principle		$593.5	$365.6	$180.0	$433.7	$456.6
Add:	Minority income of majority-
	owned subsidiaries	15.0	14.5	20.7	39.8	29.1
	Taxes on income from continuing operations	94.2	17.5	(50.0)	223.8	236.5
	Fixed charges	208.5	267.7	302.2	312.6	240.6
Less:	Capitalized interest	3.1	2.8	3.2	3.6	3.0
	Undistributed earnings (losses) from
	less than 50% owned affiliates	(2.1)	(0.1)	0.2	0.1	(0.5)

Earnings available for fixed charges		$910.2	$662.6	$449.5	$1,006.2	$960.3

Ratio of earnings to fixed charges		4.37	2.48	1.49	3.22	3.99

Undistributed earnings (losses) from less
than 50% owned affiliates:
	Equity in earnings (losses)	($1.8)	$0.6	$0.9	$1.0	$0.2
Less:	Amounts Distributed	0.3	0.7	0.7	0.9	0.7

	Undistributed earnings (losses) from
	less than 50% owned affiliates	($2.1)	($0.1)	$0.2	$0.1	($0.5)

All amounts have been restated to reflect a reclassification of discontinued operations